October 7, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C.  20549-3561

Attention: Jan Woo, Legal Branch Chief; Robert Littlepage, Accounting Branch Chief

Re:Stronghold Digital Mining, Inc.

Registration Statement on Form S-1

Filed July 27, 2021

File No. 333-258188

Amendment No. 2 to Registration Statement on Form S-1

Filed September 22, 2021

File No. 333-258188

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2021, with respect to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-258188, filed with the Commission on September 22, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing the Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) via EDGAR. For your convenience, we will deliver three copies of this letter as well as three copies of Amendment No. 3 marked to show all revisions made since the September 22nd filing.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 3.

Amendment No. 2 to Form S-1 filed on September 22, 2021

Risk Factors, page 29

1.

We note that your Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain additional anti-takeover provisions. Please revise to include risk factor disclosure regarding the material anti-takeover provisions and the impact that may have on investors in the offering.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 3 to include risk factor disclosure regarding the material anti-takeover provisions and the impact that may have on investors in the offering. Please see pages 65 and 66 of Amendment No. 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations Segment Results, page 93

2.

We note the segment financial tables for the six months ended June 30, 2021 present Net Operating Income/(Loss) -- excluding depreciation as the segment measure of profit and loss. Considering the segment profitability measure you present in your financial statements under ASC 280-10-50-22 is Net Operating Income/Loss, a measure that includes depreciation, Net Operating Income/(Loss) -- excluding depreciation appears to represent a non-GAAP measure. Please revise to disclose the segment profitability measure in conformity with ASC 280. Alternatively, please note that any additional segment profitability measures, presented outside your financial statements and related footnotes, would be non-GAAP financial measures that could only be presented to the extent they are appropriate and their presentation fully complies with all the requirements of Regulation G and Item 10(e) of Regulation S-K. See also Questions 104.02 and 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: We acknowledge the Staff’s comment and have revised Amendment No. 3 to remove the reference to the non-GAAP measure, Net Operating Income/(Loss), excluding depreciation, and include only the reference to Net Operating Income/(Loss), our segment profitability measure in conformity with ASC 280. Please see pages 92, 93 and 95 of Amendment No. 3.

Notes to Audited Combined Financial Statements December 31, 2020 and 2019

Note 2. Significant Accounting Policies

Segment Reporting, page F-52

3.

We note your response to prior comment 10. Please reconcile your segment measure of profit or loss (Net Operating Income/(Loss)) to your consolidated income before income taxes. Please note that the reconciliation also applies to the interim financial statements. Refer to ASC 280-10- 50-30(b) and 32(f).

RESPONSE: We acknowledge the Staff’s comment and have revised Filing No. 3 to reconcile our segment measure of profit or loss to our consolidated income before income taxes. Please see pages F-21, F-22 and F-50 of Amendment No. 3.

*****

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:/s/  Gregory A. Beard

Name:Gregory A. Beard

Title: Chief Executive Officer

Enclosures

cc:  Matthew Derby, Staff Attorney

Joseph Cascarano, Senior Staff Accountant

Ricardo R.A. Larroudé, Chief Financial Officer, Stronghold Digital Mining, Inc.

Daniel M LeBey, Vinson & Elkins L.L.P.

Shelley A. Barber, Vinson & Elkins L.L.P.

Jonathan H. Talcott, Nelson Mullins Riley & Scarborough LLP

E. Peter Strand, Nelson Mullins Riley & Scarborough LLP

3